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                                                     Filed Pursuant to
                                                     Rule 424(b)(3)
                                                     Registration No. 333-21079

    PROSPECTUS
                                7,087,129 SHARES

                               WORLD ACCESS, INC.

                                  COMMON STOCK
                                  ------------

      This Prospectus relates to the sale of a maximum of 7,087,129 shares (the "Shares") of common stock, par value $.01 (the "Common Stock"), including 1,038,000 Shares which are issuable upon exercise of certain warrants and options, by certain stockholders (the "Selling Stockholders") of World Access, Inc. (the "Company"). See "Selling Stockholders."

      SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF PRINCIPAL FACTORS THAT MAKE AN INVESTMENT IN THE SHARES SPECULATIVE OR OF HIGH RISK.

      The Company has been advised by the Selling Stockholders that the Selling Stockholders, acting as principals for their own accounts, directly, through agents designated from time to time, or to or through dealers or underwriters also to be designated, may sell all or a portion of the Shares offered hereby from time to time on terms to be determined at the time of sale. When a particular offer of the Shares is made in which underwriting discounts and commissions, as defined in the Securities Act of 1933, as amended (the "Securities Act"), may be deemed to be involved, a supplement to this Prospectus will be delivered, together with this Prospectus, setting forth with respect to such offer the number and price of the Shares offered and the terms of the offering, including the names of any underwriters, dealers or agents involved and any discounts, commissions and other items of compensation from, and the net proceeds to, the Selling Stockholders. The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders. See "Plan of Distribution."

      The Selling Stockholders will bear all expenses with respect to the offering of their respective Shares, except the costs associated with registering the Shares, including the preparation and printing of this Prospectus, which will be borne by the Company.

      The Common Stock is included in the Nasdaq National Market under the symbol "WAXS." On January 30, 1997, the closing price for the Common Stock, as reported on the Nasdaq National Market, was $8 5/8.

      The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                                  ------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------

               The date of this Prospectus is February 12, 1997
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                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder and, in accordance therewith, regularly files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other filed information can be inspected and copied or obtained by mail upon payment of the Commission's prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Common Stock is included in the Nasdaq National Market, and certain of the Company's registration statements, reports, proxy and information statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

      The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments thereto, called the "Registration Statement") of which this Prospectus constitutes a part, under the Securities Act and the rules and regulations promulgated thereunder. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement, including the exhibits thereto, for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents; when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement and the exhibits and schedules thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above. In addition, registration statements and certain other documents filed with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents have been filed with the Commission by the Company and are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 0-19998); (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, as amended by Amendment No. 1 on Form 10-Q/A which was filed with the Commission on June 24, 1996; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, as amended by Amendment No. 1 on Form 10-Q/A which was filed with the Commission on August 26, 1996, as further amended by Amendment No. 2 on Form 10-Q/A which was filed with the Commission on September 23, 1996; (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; (v) the Company's Current Report on Form 8-K filed on June 19, 1996; and (vi) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission pursuant to Section 12 of the Exchange Act. All other documents and reports filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and shall be a part hereof from the date of the filing of such reports and documents.

      Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or





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superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference (not including exhibits to documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the document that this Prospectus incorporates). Requests should be directed to Mr. Mark A. Gergel, Executive Vice President and Chief Financial Officer, World Access, Inc., 945
E. Paces Ferry Road, Suite 2240, Atlanta, Georgia  30326.

                            ________________________





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                                  THE COMPANY

      The Company develops, manufactures and markets wireline and wireless switching, transmission and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, intelligent multiplexers, protection switching equipment, digital loop carriers, microwave and millimeterwave radio equipment and other wireless communications products. The products offered by the Company include those manufactured by the Company as well as those manufactured by original equipment manufacturers ("OEMs"). To support and complement its product sales, the Company also provides its customers with a broad range of design, manufacturing, testing, installation, repair and other value-added services.

      The Company markets and sells its products and services to over 200 telecommunications service providers. The Company's customers include Regional Bell Operating Companies ("RBOCs") such as Ameritech, BellSouth and SBC Communications; local exchange carriers such as GTE, Alltel and Puerto Rico Telephone; inter-exchange carriers such as Sprint-United and Cable & Wireless; cable television companies such as TCI, Cablevision and Cox Cable; and other telecommunications service providers such as Bosch Telecom, PCS Primeco and Lockheed-Martin.

      During 1995 and early 1996, the Company acquired three businesses to broaden its line of switching, transmission and access products, enhance its product development capabilities and strengthen its technical base. The Company believes that these acquisitions have provided it with a core group of telecommunications products and the necessary infrastructure to support the development and marketing of new products. Each of the acquired businesses has, in turn, benefited from the Company's broad range of complementary support services, existing customer base and ability to provide working capital. The following is a summary of each of the acquired businesses.

      AIT, INC. As of May 1995, the Company acquired AIT, Inc. ("AIT") a Lakeland, Florida-based provider of digital switching systems to the telecommunications marketplace. At the time of the acquisition, AIT sold new and used Northern Telecom switching systems and related products primarily to domestic equipment brokers. Since the acquisition, the Company has expanded AIT's product line to include local, local tandem, toll, cellular and international gateway switches and has changed its marketing strategy to focus on direct sales to telecommunications service providers in the United States, the Caribbean Basin and Latin America.

      WESTEC COMMUNICATIONS, INC. As of October 1995, the Company acquired Westec Communications, Inc. ("Westec"), a Scottsdale, Arizona-based provider of wireless telecommunications products from 900 MHZ spread spectrum systems to 31 GHZ millimeterwave systems for voice, data and video applications. Westec traditionally has sold its products and related repair services to cable television companies and private network users. The Company expects that, with its resources and manufacturing capabilities and Westec's 16 years of experience in providing wireless products and services, the Company will be able to continue to develop and upgrade its offering of wireless telecommunications products. Since the acquisition, the Company has begun marketing Westec's products to the Company's existing customer base and in the international marketplace and has begun marketing the Company's switching, access and transmission products to cable television companies.

      SUNRISE SIERRA, INC. As of January 1996, the Company acquired Sunrise Sierra, Inc. ("Sunrise"), a Livermore, California-based provider of multiplexers, digital loop carriers and other intelligent transmission and access products. The Company believes that Sunrise's products complement the Company's other products by providing equipment that connects the end user's telephone, data and video services to the Company's central office digital switches and wireless transmission products. The Company also believes that it can capitalize on Sunrise's research and product development expertise to





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further enhance and expand the Company's product offerings.  Since the acquisition, the Company has made plans to integrate Sunrise's manufacturing operations with the Company's manufacturing operations at its Orlando facility.

      In June 1996, the Company changed its name from Restor Industries, Inc. to World Access, Inc. The Company's principal executive offices are located at 945 E. Paces Ferry Road, Suite 2240, Atlanta, Georgia 30326. Its telephone number at that address is (404) 231-2025.



                                  RISK FACTORS

      Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby. This Prospectus contains certain forward-looking statements with respect to the Company's operations, industry, financial condition and liquidity. These statements reflect the Company's assessment of a number of risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth below and elsewhere in this Prospectus.

ACQUISITION RISKS

      A key element of the Company's growth to date and its strategy for the future is expansion through the acquisition of companies that complement or expand its existing business. As a result, the Company continually evaluates potential acquisition opportunities, some of which may be material in size or scope. Acquisitions involve a number of special risks, including the time associated with identifying and evaluating future acquisitions, the diversion of management's attention to the integration of the operations and personnel of the acquired companies, the incorporation of acquired products and services into the Company's offerings, possible adverse short-term effects on the Company's operating results, the realization of acquired intangible assets and the loss of key employees of the acquired companies. The Company may issue equity securities and other forms of consideration in connection with future acquisitions, which could cause dilution to investors purchasing Common Stock in the Offering.

      The Company does not currently have any commitments or agreements with respect to any acquisitions. There can be no assurance that suitable acquisition candidates will be found at prices acceptable to the Company, the Company will have adequate resources to consummate any acquisition, acquisitions can be consummated successfully, or acquired businesses can be operated profitably or integrated successfully into the Company's operations.

MANAGEMENT OF GROWTH

      The Company is currently experiencing a period of rapid growth resulting from recent acquisitions and the expansion of its operations, both of which have placed significant demands on the Company's resources. The Company's success in managing its growth will require it to continue to improve its operational, financial and management information systems, and to motivate and effectively manage its employees. If the Company's management is unable to manage such growth effectively, the quality of the Company's products and services, its ability to retain key personnel and its business, financial condition and results of operations could be materially adversely affected.

COMPETITION

      The segments of the telecommunications industry in which the Company operates are intensely competitive. The Company's ability to compete is dependent upon several factors, including price, quality, product features and timeliness of delivery. Many of the Company's competitors have significantly more extensive engineering, manufacturing, marketing, financial and technical resources than





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the Company.  In addition, the Company currently competes with several of its major suppliers, including Northern Telecom, with respect to the sale of certain of its products, which may adversely affect its ability to continue to obtain such products from these suppliers in the future.

      The Company may face additional competition from the RBOCs, which have historically been prohibited from manufacturing telecommunications equipment by the terms of the Modification of Final Judgment entered into in connection with the divestiture of the RBOCs by AT&T in 1984. The recently-enacted Telecommunications Act of 1996 contains provisions that permit the RBOCs, subject to satisfying certain conditions designed to facilitate local exchange competition, to manufacture telecommunications equipment. In light of these provisions, it is possible that one or more of the RBOCs, some of which are major customers of the Company, may decide to manufacture telecommunications equipment or to form alliances with other manufacturers. Any of these developments could result in increased competition for the Company which may have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

      The Company's quarterly operating results have varied significantly in the past and are expected to do so in the future. As the Company increases its number of telecommunications product offerings, its future quarterly operating results may vary significantly depending on factors such as the timing and shipment of significant orders, new product introductions by the Company and its competitors, market acceptance of new and enhanced versions of the Company's products, changes in pricing policies by the Company and its competitors, the availability of new technologies, the mix of distribution channels through which the Company's products are sold, the inability to obtain sufficient supplies of sole or limited source components for the Company's products, gains or losses of significant customers, the timing of customers' upgrade and expansion programs, changes in the level of operating expenses, the timing of acquisitions, seasonality and general economic conditions. In response to competitive pressures or new product introductions, the Company may take certain pricing or marketing actions that could materially and adversely affect the Company's quarterly operating results. The Company's expense levels are based, in part, on the Company's expectations as to future sales. If future sales levels are below expectations, then the Company may be unable to adjust spending sufficiently in a timely manner to compensate for the unexpected sales shortfall. Accordingly, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. In addition, the operating results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected.

DEPENDENCE ON SUPPLIERS

      The Company purchases substantially all of its components and other parts from suppliers on a purchase order basis and does not maintain long-term supply arrangements. Most of the components used in the Company's products and related services are currently obtained from multiple sources. However, several components, primarily custom hybrid integrated circuits, are available from a single source. In addition, the Company's AIT operations depend on a consistent supply of new or used switching products, add-on frames and related circuit boards. Accordingly, there can be no assurance that the Company will be able to continue to obtain sufficient quantities of products or key components as required or that such products or key components, if obtained, will be available to the Company on commercially favorable terms. Failure to obtain products and key components could have a material adverse effect on the Company's business, financial condition and results of operations.

CUSTOMER CONCENTRATION

      A small number of customers historically have accounted for a significant percentage of the Company's total sales. For the year ended December 31, 1996, one customer accounted for 10.9% of





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the Company's total sales and the Company's top 10 customers accounted for
54.2% of total sales. For the year ended December 31, 1995, on a pro forma basis to give effect to the acquisitions of AIT, Westec and Sunrise as if each had occurred on January 1, 1995, two customers accounted for 18.2% and 12.0% of the Company's total sales, respectively, and the Company's top 10 customers accounted for 59.7% of total sales. The Company's customers typically are not obligated contractually to purchase any quantity of products or services in any particular period. The loss of, or a material reduction in orders by, one or more key customers could have a material adverse effect on the Company's business, financial condition and results of operations.

NEW MANAGEMENT TEAM AND DEPENDENCE ON KEY PERSONNEL

      The Company's management team consists of four executive officers, two of whom have been employed by the Company for less than two years. Although these individuals have significant experience in the telecommunications industry, there can be no assurance that they will function successfully as a management team to implement the Company's strategy. Moreover, the Company is highly dependent on the services of several key executive officers and technical employees, the loss of any of whom could have a material adverse impact on the Company's business, financial condition and results of operations. In addition, the Company may need to hire additional skilled personnel to support the continued growth of its business. The market for skilled personnel, especially those with the technical abilities required by the Company, is currently very competitive, and the Company must compete with much larger companies with significantly greater resources to attract and retain such personnel. There can be no assurance that the Company will be able to retain its existing personnel or attract other qualified employees.

INTERNATIONAL SALES, REGULATORY STANDARDS AND CURRENCY EXCHANGE

      International sales represented approximately 5.0% and 1.7% of the Company's total sales in the years ended December 31, 1995 and 1996, respectively. The Company intends to increase its international sales efforts, primarily in Latin America and the Caribbean Basin, which may require significant management attention and financial resources. There can be no assurance that the Company can increase its international sales. International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs or other barriers, difficulties in staffing and managing foreign operations, longer payment cycles, unstable political environments, greater difficulty in accounts receivable collection and potentially adverse tax consequences. Moreover, gains and losses on the conversion to U.S. dollars of receivables and payables arising from international operations may contribute to fluctuations in the Company's results of operations, and fluctuations in exchange rates could affect demand for the Company's products and services.

RAPID TECHNOLOGICAL CHANGE

      The telecommunications equipment market is characterized by rapid technological change and frequent new product introductions. The rapid development of new technologies increases the risk that current or new competitors could develop products that would reduce the competitiveness of the Company's products. As the Company continues to implement elements of its strategy to become a preferred provider of telecommunications equipment and related services, its success will depend to a substantial degree upon its ability to respond to changes in technology and customer requirements. This will require the timely selection, development and marketing of new products and enhancements to existing products on a cost-effective basis. The development of new switching, transmission and access products is a complex and uncertain process, requiring high levels of innovation and capital. This process requires competence in the general areas of telephony, data networking, network management, fiber optic and wireless telephony. Further, the telecommunications industry is characterized by the need to design products which meet industry standards for safety, emissions and network interconnection. With new and emerging technologies and service offerings from network service providers, such standards are often changing. As a result, there is a potential for product development delay due to the need for compliance with new or modified standards. The introduction of new and enhanced products also requires that the





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Company manage transitions from older products in order to minimize disruptions in customer orders, avoid excess inventory of old products and ensure that adequate supplies of new products can be delivered to meet customer orders. There can be no assurance that the Company will be successful in developing and introducing new or enhanced products or managing the transition by customers to new or enhanced products or that any such products will be sufficiently responsive to technological changes or will gain market acceptance. The Company's business, financial condition and results of operations would be materially adversely affected if the Company were to be unsuccessful, or to incur significant delays, in developing and introducing such new products or enhancements. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies noncompetitive or obsolete.

POSSIBLE VOLATILITY OF STOCK PRICE

      The Company believes factors such as announcements of new products or technological innovations by the Company or third parties, as well as variations in the Company's results of operations, the gain or loss of significant customers, the timing of acquisitions of businesses or technology licenses, legislative or regulatory changes, general trends in the industry, market conditions, analysts' estimates and other events or factors may cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many technology companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

CERTAIN ANTITAKEOVER EFFECTS

      As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which, with certain exceptions, imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the Common Stock. These restrictions may make the acquisition of control of the Company without the approval of the Company's Board of Directors more difficult. See "Description of Capital Stock -- Delaware Business Combination Statute."

                                USE OF PROCEEDS

      The Shares offered hereby are being offered for the account of the Selling Stockholders and the Company will receive no proceeds from the sale of the Shares.


                                    BUSINESS

OVERVIEW

      The Company develops, manufactures and markets wireline and wireless switching, transmission and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, intelligent multiplexers, protection switching equipment, digital loop carriers, microwave and millimeterwave radio equipment and other wireless communications products. The products offered by the Company include those manufactured by the Company as well as those manufactured by OEMs. To support and complement its product sales, the Company also provides its customers with a broad range of design, manufacturing, testing, installation, repair and other value-added services. The Company believes that it is well positioned to take advantage of the technological innovations, rapid industry growth and increased competition among the Company's customers that is expected to occur in the telecommunications industry over the next several years.





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STRATEGY

      The Company's objective is to continue to broaden its offering of wireline and wireless switching, transmission and access products and expand its geographic market coverage to become a preferred provider of telecommunications products and related services to RBOCs, other local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and other service providers entering the telecommunications industry. In order to achieve this objective, the Company plans to implement the following elements of its strategy.

      ACQUIRE SWITCHING, TRANSMISSION AND ACCESS PRODUCTS COMPANIES. The Company intends to selectively acquire companies that manufacture, market or hold proprietary interests in wireline and wireless switching, transmission and access products in order to rapidly increase the number and range of products it offers. The Company intends to focus its acquisition efforts on businesses that have designed innovative, leading edge products for high growth telecommunications applications. The Company believes that there are numerous small private companies offering advanced products and services that can benefit from the Company's broad range of complementary support services, existing customer base and ability to provide working capital. Consistent with this strategy, the Company has recently acquired switching products in connection with the AIT Acquisition, wireless products in connection with the Westec Acquisition and transmission and access products in connection with the Sunrise Acquisition. The Company believes that the Acquisitions have provided the Company with a core group of telecommunications products and new product development capabilities that will permit the Company to launch new products and enhance existing products. See "The Company."

      PURSUE OPPORTUNITIES TO LICENSE AND MANUFACTURE TELECOMMUNICATIONS PRODUCTS. The Company also intends to increase the number of telecommunications products it offers by pursuing opportunities to license the right to manufacture, market and sell products incorporating advanced telecommunications technologies. The Company believes that license agreements can provide significant benefits, including accelerated entry into new markets and cost savings over acquiring or developing in-house certain technologies and products. Consistent with this strategy, in July 1996 the Company licensed the right to manufacture, market and sell a cost-effective, microprocessor-based modular, digital central office switch developed by Eagle Telephonics, Inc.
The Company intends to market this switch primarily in the international marketplace.

      LEVERAGE ITS EXISTING CUSTOMER RELATIONSHIPS AND DISTRIBUTION BASE. For over 10 years, the Company has provided a wide range of repair services for wireline and wireless switching, transmission and access products to over 200 telecommunications service providers, including local exchange carriers (including all the RBOCs), inter-exchange carriers, competitive access providers, cable television companies and other telecommunications service providers. As the number of switching, transmission and access products offered by the Company increases as a result of acquisitions, technology licensing agreements, new product development and other strategic initiatives, the Company intends to market these products to its existing customers and distribute these products through its existing distribution channels. For example, AIT, which has realized significant increases in sales of its switching products since its acquisition by the Company in May 1995, has successfully marketed its products to many of the Company's traditional service customers.

      FOCUS ON EMERGING INTERNATIONAL MARKETS. Although only 1.7% of the Company's total sales in 1996 were attributable to international sales, a key element of the Company's long-term strategy is to focus on international markets in developing countries, principally in Latin America and the Caribbean Basin, which are privatizing state-owned telecommunications service providers and granting licenses to new network operators. The Company believes that its products, particularly its new modular, digital central office switch and its wireless products, are well suited for developing countries that are rapidly deploying and expanding their telecommunications networks in order to increase the quality and the service levels of their existing telecommunications infrastructure on a timely basis to more of their population. To this end, in the first quarter of 1996, the Company formed a dedicated international sales group headed by an experienced officer of the Company to pursue the sale of the Company's products





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in international markets. To support the efforts of this new sales group, the
Company has established a network of in- country agents and representatives to market the Company's products throughout Latin America and the Caribbean Basin.

      CAPITALIZE ON MANUFACTURING, TEST AND SERVICE CAPABILITIES. Since 1992, the Company has provided its customers with a full range of contract manufacturing services, including production engineering, electronic component selection, sourcing and procurement, manufacturing, assembly and in-circuit/functional testing. Over the past four years, the Company has significantly expanded its manufacturing capacity and technical capabilities and improved the quality of these services through the hiring of manufacturing, engineering and materials professionals and investments in facilities and automatic insertion, wave solder and state-of-the-art surface mount and automated testing equipment. The Company intends to significantly increase the use of its manufacturing, test and service capabilities over the next few years as part of the Company's strategy to acquire businesses and products that can be manufactured internally and sold in its core telecommunications markets.

PRODUCTS AND SERVICES

      The Company offers wireline and wireless switching, transmission and access products for the worldwide telecommunications marketplace. These products allow telecommunications service providers to build and upgrade their networks to provide a wide range of voice, data and video services to business and residential customers. To date, the majority of the products sold by the Company has been switching and access products manufactured by OEMs, including Northern Telecom and DSC Communications Corporation ("DSC"). Through acquisitions, technology license agreements and internal development, the Company expects to manufacture an increasing proportion of its products in the future.

      SWITCHING PRODUCTS. The Company markets a broad range of digital telephone switching products that recognize the dialed digits, route and complete calls and provide billing records. These products include switches used for local, tandem, combination local and tandem, toll, combination toll and tandem and cellular applications. The switches offered by the Company have line capacities ranging from 100 to 120,000 subscribers and 30 to 60,000 interexchange trunks. Switching products currently offered by the Company are developed and manufactured by OEMs, including Northern Telecom and AT&T. These products include complete switching systems as well as add-on frames, line cards and modified circuit boards for either newly constructed networks or upgrades to existing networks. The Company has recently entered into an agreement with Lucky Goldstar Information and Communications to market and distribute a family of digital switching products, including the STAREX-CDMA Digital Cellular System, to several Latin American countries.

      Pursuant to a technology license agreement, the Company has recently started to manufacture and test a microprocessor-based, modular, digital central office switch. This microprocessor-based switch employs extensive large scale integrated circuit technology, which permits the provision of advanced telephony services such as call waiting, call forwarding and conference calling, and requires reduced power and floorspace compared with existing products. The current switch design serves applications up to 4,000 subscriber lines and is expandable to over 60,000 lines through future software enhancements. This switch is targeted for use in the international marketplace due to its compatibility with international standards, "plug and play" installation features and tolerance of a wide range of environmental conditions. The Company expects to begin selling and delivering this switch in the first half of 1997, although there can be no assurance that the Company will meet this schedule or that the Company will generate material sales from this switch.

      Current users of the Company's switching products are primarily local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and other telecommunications service providers. The Company intends to expand its current customer base for switching products by actively marketing its switching products to new network providers, principally in Latin America and the Caribbean Basin, and within the United States to private network users.

      TRANSMISSION PRODUCTS. The Company develops, manufactures and markets a variety of wireline and wireless transmission products, which are used for high capacity connectivity between points within a communications network. These products are primarily digital and provide for the movement of any combination of voice, data and video traffic across wireline or wireless media. The Company's transmission products include intelligent multiplexers (a device which combines or aggregates several channels or linkages carrying voice or data signals into a higher speed link), protection switching equipment (which protects a voice and data link against failure by rerouting circuits to maintain continuity), mini-repeater housings (a housing used to protect electronic repeaters from the elements), frame controllers (used to permit encrypted networks to use commercial transmission facilities), asynchronous and fractional data cards, microwave and millimeterwave radio equipment and sophisticated high speed modems used to carry voice and data in wireline or wireless networks. The Company's multiplexers, which include intelligent fractional T1 multiplexers and fractional T2 multiplexers, include features such as local and remote loopbacks, built-in bit error rate detection, line code selection and built-in performance monitoring.

      The Company's wireless transmission products include radios using amplitude or frequency modulation and spread spectrum technologies that provide data, local area network, ethernet (a local area network used for connecting computer equipment) and voice transmission over frequencies ranging from 900 MHZ to 31 GHZ. The Company also has recently developed antenna technology applications that permit simultaneous voice and video transmission.

      Current users of the Company's transmission products are primarily an RBOC and private network users, including mining and exploration companies and colleges and universities. The Company intends to expand its current customer base for transmission products by actively marketing its transmission products in emerging international markets.

      ACCESS PRODUCTS. The Company offers access products for the local loop (i.e., that portion of the public telecommunications network which extends from the service provider's switch to the individual home or business end- user). Historically, a majority of the access products sold by the Company has been manufactured by third parties. As a result of the acquisition of Sunrise, however, the Company now manufactures and markets a digital loop carrier developed by Sunrise (which permits network operators to provide more reliable, basic and enhanced services at a lower cost) and DS-3 telemetry equipment developed by Sunrise (used primarily by the military for range communications applications to multiplex telemetry, digital video, T1, local area network, wide area network and other signals into a DS-3 signal transmitting at 45 megabits per second). The Company also offers a high speed coaxial modem (used primarily by cable television companies to deliver voice or data at speeds up to 10 megabits per second) and a point-to-multipoint wireless service distribution system.

      Current users of the Company's access products are primarily local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and the United States military. The Company intends to expand its current customer base by actively marketing its access products to new network providers, principally in Latin America and the Caribbean Basin.

      RELATED SERVICES. The Company differentiates itself from other providers of telecommunications equipment by offering a full range of complementary design, manufacturing, installation, testing and repair services. The Company also offers its customers ongoing systems maintenance and monitoring services, including asset management services, which allow customers to reduce their investment in spare and surplus plug-in circuit boards by relying on the Company's inventories and management information systems. By providing these services, the Company believes it is better able to offer its customers more comprehensive telecommunications solutions.

      The Company repairs a broad range of switching and transmission plug-in circuit boards originally manufactured by leading telecommunications companies such as Lucent Technologies, Northern Telecom, DSC, ITT and Rockwell International. The Company's electronic manufacturing services consist of the design, engineering, manufacturing and testing of circuit boards, electromechanical assemblies, subsystems and complete systems. The Company's wireless equipment repair business, which was acquired by the Company as part of its acquisition of Westec, consists principally of the repair and upgrade of amplitude modulation equipment typically used by cable television companies. The Company's engineers also provide customers with a full range of support services for wireless transmission equipment, including system design, site survey, path calculations, installation and maintenance.

      OTHER PRODUCTS AND SERVICES. The Company's other products and services include the refurbishment and upgrade of AT&T pay telephones to like-new condition and the sale of related pay telephone products, such as stainless steel and custom logo vault doors, dials, handsets and volume amplifiers. To date, substantially all of these refurbishment services and product sales have been provided or made to certain RBOCs, primarily Bell Atlantic, BellSouth and SBC Communications (formerly Southwestern Bell).

SALES AND MARKETING

      The Company's domestic sales and marketing group is comprised of 23 professionals who are divided into individual sales and marketing teams for each of the Company's product lines and related services. Each team is responsible for obtaining a thorough technical knowledge of its products or services, soliciting new customers and maintaining relationships with existing customers. Each team is supervised at the corporate level by the Company's Vice President of Business Development, who coordinates the sales and marketing of multi-product line sales and is responsible for advertising, trade show appearances and other Company-wide marketing efforts. In connection with the acquisitions of AIT, Westec and Sunrise, the Company acquired product sales professionals which bring technical product knowledge and long-term customer relationships to the Company.

      Although only 1.7% of the Company's total sales for 1996 were derived from international sales, the Company intends to focus an increased amount of its sales and marketing efforts on emerging international markets, especially in Latin America and the Caribbean Basin. In March 1996, the Company formed a dedicated international sales and marketing group headed by an experienced officer of the Company to pursue the sale of all of the Company's products and services outside of the United States. Based primarily on previous service sales to the international markets, the Company has already established a network of agents and representatives covering 14 countries in the Caribbean Basin and Latin America. These agents and representatives, whose compensation consists of commissions based on sales, are expected to actively promote and market the Company's products and services and ensure that the Company receives all appropriate bid tenders issued within their territory.

      The Company's marketing strategy is to sell its newly-acquired or developed switching, transmission and access products, together with the switching and access products the Company resells on behalf of third party OEMs, to its existing base of service customers, which is comprised of over 200 telecommunications service providers operating in the United States, the Caribbean Basin and Latin America. The Company will seek to supplement its product offerings through distribution agreements and other strategic alliances in order to provide complete telecommunications systems and related infrastructure to new network providers in emerging international markets.

CUSTOMERS

      During 1995 and 1996, the Company sold its products and services to over 200 telecommunication service providers, including the RBOCs, other local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and other telecommunications service providers operating in the United States, the Caribbean Basin and Latin America. The following table sets forth a representative list of the Company's major customers and end-users.

          SWITCHING PRODUCTS         TRANSMISSION PRODUCTS         ACCESS PRODUCTS               SERVICES
       -------------------------  ---------------------------   ---------------------   --------------------------
               Ameritech                  ADC Telecom                 Ameritech                   Alltel
           Cable & Wireless             Lockheed-Martin             Bell Atlantic              Bell Atlantic
                  GTE                     Pacific Bell                BellSouth            BellSouth Cablevision
           Pacific Intertel               PCS Primeco               Bosch Telecom            Century Telephone
         Puerto Rico Telephone                                      Pacific Bell                 Cox Cable
          SBC Communications                                    U.S. Board of Regents               GTE
             Sprint-United                                                                 Puerto Rico Telephone
             Thrifty Call                                                                   SBC Communications
            Vartec Telecom                                                                          TCI

      A small number of customers have accounted historically for a significant percentage of the Company's total sales. For the year ended December 31, 1996, Cable & Wireless accounted for 10.9% of the Company's total sales, and the Company's top 10 customers accounted for 54.2% of total sales. For the year ended December 31, 1995, on a pro forma basis to give effect to the acquisitions of AIT, Westec and Sunrise as if each had occurred on January 1, 1995, Ameritech and BellSouth accounted for 18.2% and 12.0% of the Company's total sales, respectively, and the Company's top 10 customers accounted for 59.7% of total sales. The Company's customers typically are not obligated contractually to purchase any quantity of products or services in any particular period.

      The Company expects its customer concentration to decrease in the future as a result of the recent acquisitions of AIT, Westec and Sunrise, which sell their products and services primarily to non-RBOC telecommunications service providers. In addition, the Company expects its customer base to expand due to the entrance of new service providers into the telecommunications markets, the recent establishment of a dedicated international sales and marketing group and the availability of the Company's new products, such as its modular, digital central office switch.

MANUFACTURING, ASSEMBLY AND TEST

      The Company provides a broad range of electronic manufacturing, assembly and test services to support its product sales and its contract customers. The majority of these support services are performed at the Company's Orlando, Florida facility, where state-of-the-art manufacturing and test equipment is maintained. Historically, this equipment has been used primarily to perform contract manufacturing services for third parties, primarily to large technology companies that require a high level of professional materials management, quality "turn-key" manufacturing and complete electronic and functional product testing.

      In 1995, the Company significantly enhanced its assembly and test capabilities through the lease of approximately $1.0 million of new surface mount manufacturing and automated testing equipment. This equipment includes a surface mount assembly line, including advanced "pick-and-place" equipment and a 3-D vision screen printer. The equipment allows for the placement of fine pitch (as low as 12 mil) electronic components at a rate of up to 14,400 placements per hour. This equipment is currently operating at less than 50% of the line's capacity. In 1995, the Company also acquired a new board test system that provides for high performance, automated testing of analog, digital, mixed signal and memory devices resident on printed circuit boards. When combined with the Company's existing testing equipment, the new equipment gives the Company an extensive software library and technical capacity to test integrated circuits, capacitors, resistors and related electronic components, and ensures the quality of electronic products manufactured.

      In connection with the acquisitions of AIT, Westec and Sunrise, the Company acquired additional manufacturing, assembly and test capacity and experience. At the Company's Lakeland, Florida facility, acquired as part of the AIT Acquisition, several Northern Telecom switches and frames are dedicated to the testing of switching products sold and to the development and verification of the configuration and integration of custom systems. In addition, cable manufacturing equipment and expertise is utilized to manufacture copper and fiber cables to specific customer installation requirements.

      At the Company's Scottsdale, Arizona facility, acquired as part of the acquisition of Westec, test and tuning equipment is used to manufacture and service wireless products. The Company also maintains electronic manufacturing and test equipment at its Livermore, California facility, acquired as part of the acquisition of Sunrise. In order to realize improvements in efficiency, product costs and quality, the Company intends to integrate the majority of Sunrise's manufacturing operations into the Company's Orlando operations.

      The Company has an experienced Director of Quality who, along with a staff of quality assurance professionals, oversees the quality of the Company's products and services. In June 1996, the Company's repair operations (conducted at its Orlando facility) were ISO 9002 certified by an independent registrar. The Company believes its manufacturing operations comply with ISO standards and expects them to be ISO certified by mid-1997.

      In connection with its manufacturing and test services, the Company generally provides warranties on its products and services ranging from three months to five years. A one-year warranty is typically provided on switching, transmission and access products.

      The Company believes that it currently has the equipment, personnel and experience necessary to efficiently manufacture high quality telecommunications products in-house. This should assist the Company in controlling the costs, quality and delivery of its products and allow the Company to bring new products to market on a timely basis.

SUPPLIERS

      Products manufactured by the Company typically require the procurement of printed circuit boards, electronic components, cable assemblies, fabricated metal, plastic parts and other materials, of which electronic components are the most costly. The Company purchases electronic components from numerous companies, including OEMs and parts distributors.

      The Company purchases substantially all of its components and other parts from suppliers on a purchase order basis and does not maintain long-term supply arrangements. Most of the components used in the Company's products and related services are available from multiple sources. However, several components, primarily custom hybrid integrated circuits, are currently obtained from a single source. To date, the Company has been able to obtain adequate supplies of these components. The Company's inability in the future to obtain sufficient quantities of limited-source components, or to develop alternative sources therefor, could result in delays in product delivery and increased component cost, either of which could have a material adverse effect on the Company's business, financial condition and results of operations.

      Although the Company has started to manufacture its own switching products, a majority of the switching products sold to date by the Company has been new or used Northern Telecom switching systems, add-on frames and circuit boards. The major sources for such products are deinstallations by primary users, asset recovery operations of telephone companies, repossessions by leasing companies and formal distribution or consignment agreements. The Company has entered into a consignment agreement with Ameritech through December 1997, pursuant to which the Company inventories Northern Telecom, AT&T and other OEM circuit boards for resale by the Company. The Company is currently in the trial phase of a similar supply program with Century Telephone, a large independent telephone company.

ENGINEERING AND DEVELOPMENT

      Historically, the Company's engineering, development and technical support efforts have focused on the repair of switching, transmission and access products, and on electronic manufacturing processes.

The Company has significant experience in developing automated test systems, diagnostic programs and repair procedures for electronic circuitry typically found within telecommunications switching equipment. The Company's engineers have also used their expertise and experience to create new revenue sources for the Company by developing upgrades and enhancements to existing products, including those developed and manufactured by OEMs.

      As of December 31, 1996, the Company's engineering and development group consisted of 24 persons involved in product development, wireless communications, repair service development, systems integration and manufacturing process and operations support. These employees are organized into teams corresponding to the Company's product lines, and each team is responsible for providing technical support to the Company's customers and for developing and enhancing products. The Company's internal engineering resources permit the Company to continually reduce the production cost and improve the functionality of its products.

      Following the acquisition of AIT, Westec and Sunrise, the Company's engineering efforts have become more focused on developing new switching, transmission and access products and enhancing the features and capabilities of current products. The Company's engineers have significant experience in switching systems configurations, transmission and access applications and wireless technology such as spread spectrum, radio path calculations and frequency licensing. The Company expects that, as it begins to manufacture and sell more sophisticated telecommunications equipment, it will make more significant investments in research and product development.

COMPETITION

      The segments of the telecommunications industry in which the Company operates are intensely competitive. The Company's ability to compete is dependent upon several factors, including price, quality, product features and timeliness of delivery. Many of the Company's competitors have significantly more extensive engineering, manufacturing, marketing, financial and technical resources than the Company. In addition, the Company currently competes with several of its major suppliers, including Northern Telecom, with respect to the sale of certain of its products, which may adversely affect its ability to continue to obtain such products from these suppliers in the future.

      The Company may face additional competition from the RBOCs, which have historically been prohibited from manufacturing telecommunications equipment by the terms of the Modification of Final Judgment entered into in connection with the divestiture of the RBOCs by AT&T in 1984. The recently-enacted Telecommunications Act of 1996 contains provisions that permit the RBOCs, subject to satisfying certain conditions designed to facilitate local exchange competition, to manufacture telecommunications equipment. In light of these provisions, it is possible that one or more of the RBOCs, some of which are major customers of the Company, may decide to manufacture telecommunications equipment or to form alliances with other manufacturers. Any of these developments could result in increased competition for the Company.

      In the sale of switching, transmission and access products, the Company competes with OEMs such as Northern Telecom, Lucent Technologies and DSC. The Company believes it competes favorably against these companies by providing high quality products, comprehensive support services, competitive prices and shortened product delivery times. As the Company increases its international sales efforts, the Company also expects to compete with established telecommunications equipment companies such as Ericsson, Fujitsu, Siemens and Alcatel Network Systems.

EMPLOYEES

      As of December 31, 1996, the Company had 248 full-time employees, including 24 in engineering, 23 in sales and marketing, 88 in manufacturing, warehousing and quality assurance, 81 in repair and refurbishment and 32 in general management, finance, administration and other support services. From time to time, the Company also uses part-time employees in its manufacturing operations to accommodate changes in production levels. None of the Company's employees are represented by any collective-bargaining agreements, and the Company has never experienced a work stoppage. The Company considers its employee relations to be good.

PROPERTIES

      The Company's executive offices are located in Atlanta, Georgia, where it occupies approximately 2,000 square feet under a lease expiring in October 1998. The Company leases certain office, manufacturing and warehouse facilities under operating leases which expire at various dates during the next three years. The Company's existing facilities are adequate for its current operations, and the Company believes that convenient, additional facilities are readily available should the business need arise. The following provides a summary of the operating facilities currently leased by the Company.

          LOCATION                SQUARE FOOTAGE             LEASE EXPIRES
  -------------------------   ----------------------   ------------------------
  Orlando, Florida                      54,000         November 1998

  Lakeland, Florida                     38,000         June 1998

  Dallas, Texas                         27,000         July 1999

  Livermore, California                 20,000         December 1998

  Scottsdale, Arizona                   11,000         October 1999

  South Bend, Indiana                   11,000         July 1997
                                       -------
    Total                              161,000
                                       =======


LEGAL PROCEEDINGS

      From time to time, the Company is involved in various legal proceedings relating to claims arising in the ordinary course of its business. The Company is not a party to any such legal proceeding, the adverse outcome of which, individually or in the aggregate, is expected to have a material adverse effect on the Company's financial condition or results of operations.


                              SELLING STOCKHOLDERS

      The following table sets forth certain information as of January 30, 1997 with respect to the Selling Stockholders.

                                       BEFORE OFFERING                                   AFTER OFFERING
                                       ----------------                        ----------------------------------
                                          NUMBER OF                                NUMBER OF
                                            SHARES            NUMBER OF              SHARES           PERCENT OF
                                         BENEFICIALLY     SHARES REGISTERED       BENEFICIALLY       OUTSTANDING
                                          OWNED (1)        FOR SALE HEREBY           OWNED              SHARES
                                       ----------------   ------------------   ------------------   -------------
        Timothy J. Amidon                    150,000            150,000                  -0-              *

        Wissam Amoudi                         20,000             20,000                  -0-              *

        Dee Anderson                         160,000            160,000                  -0-              *

        Rogers Badgett                       160,000            160,000                  -0-              *

        Jeffrey C. Brenner                    30,000             30,000                  -0-              *

        Broadland Capital Partners,           89,300              4,300               85,000              *
          L.P.(2)
        Darren Bryant                          8,040              8,040                  -0-              *

                                       BEFORE OFFERING                                   AFTER OFFERING
                                       ----------------                        ----------------------------------
                                          NUMBER OF                                NUMBER OF
                                            SHARES            NUMBER OF              SHARES           PERCENT OF
                                         BENEFICIALLY     SHARES REGISTERED       BENEFICIALLY       OUTSTANDING
                                          OWNED (1)        FOR SALE HEREBY           OWNED              SHARES
                                       ----------------   ------------------   ------------------   -------------
        John A. Carr and                     184,901             62,900              122,001              *
          Leatrice J. Carr(3)

        Stephen J. Clearman(5)             1,889,072            823,435            1,065,637             6.4%

        Clearman, Lieber & Co.(6)            795,142            376,764              418,378             2.5

        Coastal Utilities, Inc.              120,000            120,000                  -0-              *

        Creditanstalt American               336,000            336,000                  -0-              *
          Corporation(6)
        William W. Cunningham                 34,000             34,000                  -0-              *

        DDT Partners(7)                       42,500             42,500                  -0-              *

        Christopher C. Demetree               47,000             47,000                  -0-              *

        Mark C. Demetree                     130,000            130,000                  -0-              *

        J.C. Demetree Jr.                     60,000             60,000                  -0-              *

        Donald P. Dennis                     144,140            144,140                  -0-              *

        Dennis Family Trust                   38,700             38,700                  -0-              *

        Donald P. Dennis M.D. PC             110,000            110,000                  -0-              *
          TTEE Profit Sharing Plan

        David C. Drysdale                     50,000             50,000                  -0-              *

        DT Partners(8)                        36,000             36,000                  -0-              *

        Mark H. and                           40,000             40,000                  -0-              *
          Marcia M. Dunaway

        L. Elozory Family Trust               40,000             40,000                  -0-              *
        3/26/80

        Fisher Family Trust                   80,000             80,000                  -0-              *

        Glenn Fitchet(9)                       8,210              8,210                  -0-              *

        Steve Francis(9)                      11,250             11,250                  -0-              *

        Garden Spot Investments(10)           30,000             26,000                4,000              *

        Geocapital Ventures(11)              795,142            376,764              418,378             2.5

        Geocapital II, LP(11)              1,093,930            446,671              647,259             3.9

        Mark A. Gergel(12)                   172,139              8,000              164,139             1.0

        Henry T. and Dianne M.                14,300              8,000                6,300              *
          Grytza(13)

        William Hightower(14)                 20,000             20,000                  -0-              *

        Lee Hollingsworth                     25,000             25,000                  -0-              *

        Trust Company of Southeast            50,000             50,000                  -0-              *
          Georgia, TTEE FBO Lee W.
          Hollingsworth IRA

        Robert W. Baird & Co., Inc.,          40,000             40,000                  -0-              *
          TTEE FBO David Hyman IRA

        David Hyman Revocable Trust           40,000             40,000                  -0-              *
          3/24/84

        Information Age Partners              40,000             40,000                  -0-              *
        L.P.(15)

        Investor's Equity Inc.               120,000            120,000                  -0-              *

        Stephan R. Jack(16)                   36,701              4,151               32,550              *

        Margaret Jackson                      40,000             40,000                  -0-              *

        Kanawha Insurance Company             20,000             20,000                  -0-              *

                                       BEFORE OFFERING                                   AFTER OFFERING
                                       ----------------                        ----------------------------------
                                          NUMBER OF                                NUMBER OF
                                            SHARES            NUMBER OF              SHARES           PERCENT OF
                                         BENEFICIALLY     SHARES REGISTERED       BENEFICIALLY       OUTSTANDING
                                          OWNED (1)        FOR SALE HEREBY           OWNED              SHARES
                                       ----------------   ------------------   ------------------   -------------
        Alan Kessman                          20,000             20,000                  -0-              *

        Martin D. and                         35,150              6,400               28,750              *
          Jacqueline M. Kidder(17)

        Lancaster & Chester Railway          120,000            120,000                  -0-              *
          Company

        Keith I. and Sandra K.                 7,955              4,705                3,250              *
        Larsen(18)

        Frank M. Maloof                       20,000             20,000                                   *

        Stephen G. Maloof                     20,000             20,000                  -0-              *

        George A. Mansour, III                 8,000              8,000                  -0-              *

        Gerard L. Meyer                       20,000             20,000                  -0-              *

        Steven A. Odom(19)                   935,280            707,280              228,000             1.3

        Robert N. O'Hara(18)                 260,589            246,339               14,250              *

        William P. O'Reilly(20)              407,000            407,000                  -0-              *

        I.L. O'Sullivan, Jr.                  40,000             40,000                  -0-              *

        Thomas Papoutsis                      35,000             35,000                  -0-              *

        John D. Phillips (21)                150,000            150,000                  -0-              *

        James R. Pinke MD                     25,000             25,000                  -0-              *

        James J. Pinto                        45,000             45,000                  -0-              *

        Neil Post                                500                500                  -0-              *

        Stephen Pudles                        11,000             11,000                  -0-              *

        Raville 1994 Family Limited          118,000            118,000                  -0-              *
          Partnership Ltd.(22)

        Stephen E. Raville(23)               150,000            150,000                  -0-              *

        Reynaldo Rodriguez(24)                89,550              3,287               86,263              *

        Sardis United Methodist                2,000              2,000                  -0-              *
        Church

        James H. Shirkey(25)                 905,588            905,588                  -0-              *

        Silver Web Corporation               191,800            191,800                  -0-              *

        William D. Sims(26)                   82,940             71,690               11,250              *

        Steven Sherman(9)                     19,460             19,460                  -0-              *

        Sherman Capital Group                200,000            200,000                  -0-              *
        L.L.C.(9)
        John D. Soffe                         20,000             20,000                  -0-              *

        Softven Management(27)             1,093,930            446,671              647,259             3.9

        John W. Somerville(28)                24,502              3,704               20,798              *

        John F. Sorey III                     30,000             30,000                  -0-              *

        STD Partners(29)                      60,000             60,000                  -0-              *

        Larry E. Stevens and Joan E.          27,610              4,400               23,210              *
          Stevens

        Richard Stewart                       30,000             30,000                  -0-              *

        TCSI Corporation                      50,000             25,000               25,000              *

        Walton Properties, Inc.               40,800             40,800                  -0-              *
        Profit
          Sharing Plan & Trust

        Webbmont Holdings, L.P.(30)          120,000             40,000               80,000              *

        Hensley E. West(31)                  203,500             16,000              187,500             1.1

                                       BEFORE OFFERING                                   AFTER OFFERING
                                       ----------------                        ----------------------------------
                                          NUMBER OF                                NUMBER OF
                                            SHARES            NUMBER OF              SHARES           PERCENT OF
                                         BENEFICIALLY     SHARES REGISTERED       BENEFICIALLY       OUTSTANDING
                                          OWNED (1)        FOR SALE HEREBY           OWNED              SHARES
                                       ----------------   ------------------   ------------------   -------------
        Westshore Glass Corporation           20,000             20,000                  -0-              *
          Profit Sharing Plan

        Westshore Glass Corporation           20,000             20,000                  -0-              *
          Defined Benefit Pension Plan

        Donald L. Winton(7)(8)(10)(29)        40,300             40,300                  -0-              *

        Carl Wiseman                           1,250              1,250                  -0-              *


________________________________

*Less than one percent

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. Includes options or warrants to purchase Company Common Stock which are exercisable within 60 days following January 30, 1997.

(2) Morgan Q. Payne and Robert Fisher may be deemed to beneficially own the shares held by Broadland Capital Partners, L.P.

(3) John A. Carr served as the President, Chief Executive Officer and a member of the Company's Board of Directors from June 1993 until his retirement effective as of September 1, 1995.

(4) Includes an aggregate of 1,751,072 shares held by Geocapital II, L.P. and Geocapital Ventures, of which Mr. Clearman may be deemed a beneficial owner under Rule 13d-34 of the Exchange Act because, as a result of his position with the general partner of each such limited partnership, he shares investment and voting power with respect to such shares. Also includes warrants held by Mr. Clearman to acquire 126,000 shares under the Company's Outside Directors' Warrant Plan exercisable within the next 60 days and options to acquire 12,000 shares, 6,000 of which are exercisable within the next 60 days.

(5) Includes all shares held by Geocapital Ventures. Clearman, Lieber & Co. is one of the general partners of Geocapital Ventures and is thereby deemed to be the beneficial owner of all shares held by Geocapital Ventures.

(6) Creditanstalt American Corporation is a wholly-owned subsidiary of Creditanstalt-Bankverein, which has been the Company's principal lender from May 1992 to present.

(7) Denise Shull, Donald Winton and Thomas Claeys may be deemed to beneficially own the shares held by DDT Partners.

(8) Donald Winton and Thomas Claeys may be deemed to beneficially own the shares held by DT Partners.

(9) In connection with its acquisition of Westec, the Company issued 245,000 shares of Common Stock to Sherman Capital Group L.L.C. ("Sherman Capital"), of which 200,000 shares were deposited into escrow. Mr. Sherman, a principal of Sherman Capital, will receive the escrowed shares over the next four years if Westec achieves certain levels of profitability during the period 1996 to 1999. In June 1996, Sherman Capital distributed an aggregate of 45,000 shares to its principals, 22,500 shares of which were distributed to Mr. Sherman, 11,250 shares of which were distributed to Mr. Fitchet and 11,250 shares of which were distributed to Mr. Francis.

(10) Donald Winton and Thomas Adkins may be deemed to beneficially own the shares held by Garden Spot Investments.

(11) Represents shares held by the general partners of Geocapital II, L.P. and Geocapital Ventures as nominees for the limited partners therein. Also includes warrants and options to acquire 66,000 shares exercisable within the next 60 days.

(12) Includes (i) options to acquire 111,750 shares exercisable within the next 60 days and (ii) 2,350 shares allocated to Mr. Gergel's account in the Company's Retirement Savings and Profit Sharing Plan. Mr. Gergel has served as Vice President and Chief Financial Officer of the Company since he joined the Company in April 1992.

(13) Includes options to acquire 6,300 shares exercisable within the next 60 days. Henry T. Grytza is Operations Manager of the Company's South Bend facility.

(14) Mr. Hightower served as a director of the Company from June 1992 to January 1995.

(15) Amy Newmark may be deemed to beneficially own the shares held by Information Age Partners L.P.

(16) Includes options to acquire 17,380 shares exercisable within the next 60 days. Mr. Jack is the Vice President and General Manager of the Company's Pay Telephone Refurbishment Operations.

(17) Includes options to acquire 26,250 shares exercisable within the next 60 days. Martin D. Kidder is the Controller and Secretary of the Company.

(18) Robert N. O'Hara and Keith I. Larsen, the President and Operations Manager of Westec, respectively, acquired these shares (other than the shares subject to options) in connection with the Company's acquisition of Westec. Mr. O'Hara's shares include options to acquire 14,250 shares exercisable within the next 60 days. Mr. Larsen's shares include options to acquire 3,250 shares exercisable within the next 60 days.

(19) Includes (i) warrants to acquire 450,000 shares exercisable within the next 60 days under the Company's Outside Directors' Warrant Plan; (ii) options to acquire 200,000 shares exercisable within the next 60 days; and (iii) an aggregate of 18,000 shares held by Mr. Odom's minor children. Mr. Odom was appointed to serve as a Director of the Company in October 1994 and was elected Chairman in November 1994 and Chief Executive Officer in August 1995.

(20) Includes warrants to acquire 150,000 shares exercisable within the next 60 days under the Company's Outside Directors' Warrant Plan. Mr. O'Reilly was appointed to serve as a director of the Company in December 1994.

(21) Includes warrants to acquire 150,000 shares exercisable within the next 60 days under the Company's Outside Directors' Warrant Plan. Mr. Phillips was appointed to serve as a director of the Company in December 1994.

(22) Stephen E. Raville is trustee for the Raville 1994 Family Limited Partnership Ltd.

(23) Includes warrants to acquire 150,000 shares exercisable within the next 60 days under the Company's Outside Directors' Warrant Plan. Mr. Raville was appointed to serve as a Director of the Company in December 1994.

(24) Includes options to acquire 45,750 shares exercisable within the next 60 days. Mr. Rodriguez is the Vice President and General Manager of the Company's international operations.

(25) Includes 190,970 shares which were pledged to the Company (the "Pledged Shares") and 159,327 shares which were escrowed (the "Escrowed Shares") in connection with the Company's acquisition of AIT. These shares will be released to Mr. Shirkey, the President and former sole shareholder of AIT, upon AIT's realization of certain levels of profitability during the period January 1, 1997 to June 30, 1997. Mr. Odom, in his capacity as Chairman of the Board and Chief Executive Officer of the Company, is entitled to vote all of the Pledged Shares and Escrowed Shares.

(26) Includes 23,325 shares which were escrowed in connection with the Company's acquisition of AIT and options to acquire 5,000 shares exercisable within the next 60 days. Mr. Sims is the Vice President and General Manager of AIT.

(27) Includes all shares held by Geocapital II, L.P. Softven Management is the general partner of Geocapital II, L.P. and is thereby deemed to be the beneficial owner of all shares held by Geocapital II, L.P.

(28) Includes options to acquire 19,000 shares exercisable within the next 60 days. Mr. Somerville is the Director of Repair Services Development for the Company.

(29) Sigmund Eisenschenk, Thomas Claeys and Donald Winton may be deemed to beneficially own the shares held by STD Partners.

(30) Rogers Badget may be deemed to beneficially own the shares held by Webbmont Holdings, L.P.

(31) Includes options to acquire 187,500 shares exercisable within the next 60 days. Mr. West has served as President and Chief Operating Officer of the Company since January 1996.


                              PLAN OF DISTRIBUTION

      The Shares offered hereby, including the 1,026,000 Shares issuable upon exercise of certain currently exercisable warrants granted under the Company's Outside Directors' Warrant Plan (the "Warrants") and the 12,000 Shares issuable upon exercise of options, 6,000 of which are currently exercisable (the "Options") and 6,000 of which will be exercisable in September 1997, are being offered by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Stockholders (other than the payment of the exercise price of the Warrants and the Options). The Shares may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over- the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.

      The Warrants were issued by the Company in December 1994 pursuant to the Company's Outside Directors' Warrant Plan and are currently exercisable. Holders of the Warrants will exercise such Warrants prior to the sale of the underlying Shares registered hereby.

      The Options were issued by the Company in September 1993. Holders of the Options will exercise such Options prior to the sale of the underlying Shares registered hereby.

      Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, secondary distribution or a purchase by the broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of Shares involved, (iii) the price at which such Shares were sold, (iv) the commissions paid or discount or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealers(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction.

      In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and the requirements of any such exemption have been satisfied.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchase and sales of shares of the Common Stock by the Selling Stockholders.

      The Company has agreed to register the Shares under the Securities Act and to pay certain fees and expenses incident to the registration thereof. In addition, the Company has agreed to indemnify Creditanstalt-Bankverein (the parent corporation of one of the Selling Stockholders) and certain of the other Selling Stockholders against certain liabilities which may be incurred in connection with this offering, including liabilities under the Securities Act.


                              RECENT DEVELOPMENTS

      No material changes in the business or affairs of the Company have occurred since December 31, 1995, which have not been described in the Company's Annual Report on Form 10-K, the Company's Quarterly Reports on Form 10-Q or the Company's Current Reports on Form 8-K.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

      The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), and 500,000 shares of non-voting Class B common stock, par value $.01 per share ("Class B Common Stock"). As of January 30, 1997, 16,363,679 shares of Common Stock were outstanding. No shares of Class B Common Stock are currently outstanding.

COMMON STOCK

      The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. There is no cumulative voting with respect to the election of directors; accordingly, holders of a majority of the outstanding shares of Common Stock can elect all members of the Company's Board of Directors, and holders of the remaining shares by themselves cannot elect any member of the Board.

      The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Company's credit facility with its primary lender contains restrictions limiting the ability of the Company to pay cash dividends. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

DELAWARE BUSINESS COMBINATION STATUTE

      Section 203 of the Delaware General Corporation Law (the "DGCL") provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, and (y) the affiliates and associates of any such person.

      Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with its Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested shareholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which the Company stockholders may otherwise deem to be in their best interests.

LIABILITY OF DIRECTORS

      The Company's Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim, that, but for such provision, would accrue or arise, prior to such amendment or repeal.

TRANSFER AGENT

      The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.


                                 LEGAL MATTERS

      Rogers & Hardin, Atlanta, Georgia, counsel to the Company, has rendered an opinion that the shares of Common Stock issuable upon exercise of the Warrants and the Options, when issued, delivered and paid for in accordance with the terms of such Warrants and Options, respectively, which shares are offered for resale hereby, will be duly and validly issued, fully paid and nonassessable.


                                    EXPERTS

      The consolidated financial statements of World Access, Inc., f/k/a Restor Industries, Inc., as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Comtech Sunrise, Inc. (n/k/a Sunrise Sierra, Inc.) incorporated in this Prospectus by reference to the Current Report on Form 8-K filed on June 19, 1996 have been so incorporated in reliance on the report of Tedder, Grimsley & Company, P.A., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 ===================================================         ===================================================

                       No dealer, sales representative or any other
                 person has been authorized to give any information
                 or to make any representations in connection with
                 this offering other than those contained in this                            WORLD ACCESS, INC.
                 Prospectus, and, if given or made, such
                 information or representations must not be relied                            7,087,129 SHARES
                 upon as having been authorized by the Company or
                 any underwriter.  This Prospectus does not
                 constitute an offer to sell, or a solicitation of
                 an offer to buy, any securities other than the                                 COMMON STOCK
                 registered securities to which it relates or an
                 offer to, or a solicitation of, any person in any
                 jurisdiction where such an offer or solicitation
                 would be unlawful.  Neither the delivery of this
                 Prospectus nor any sale made hereunder shall,
                 under any circumstances, create any implication
                 that there has been no change in the affairs of
                 the Company since the date hereof or that
                 information contained herein is correct as of any                         ---------------------
                 time subsequent to the date hereof.
                                                                                                 PROSPECTUS

                           ----------------------------                                    ---------------------

                                  TABLE OF CONTENTS
                                                                Page
                                                                ----

                 AVAILABLE INFORMATION . . . . . . . . . . . .     2
                 THE COMPANY . . . . . . . . . . . . . . . . .     4                         February  12, 1997
                 RISK FACTORS  . . . . . . . . . . . . . . . .     5
                 USE OF PROCEEDS . . . . . . . . . . . . . . .     8
                 BUSINESS  . . . . . . . . . . . . . . . . . .     8
                 SELLING STOCKHOLDERS  . . . . . . . . . . . .    16
                 PLAN OF DISTRIBUTION  . . . . . . . . . . . .    20
                 RECENT DEVELOPMENTS . . . . . . . . . . . . .    21
                 DESCRIPTION OF CAPITAL STOCK  . . . . . . . .    22
                 LEGAL MATTERS . . . . . . . . . . . . . . . .    23
                 EXPERTS . . . . . . . . . . . . . . . . . . .    23

                 ===================================================         ===================================================